FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of October 2004
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

M E D I A
R E L E A S E
Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193
Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa
Tel +27 11 644-2400 Dir +27 11 644-2460 Fa +27 11 484-0639
www.goldfields.co.za
Enquires
South Africa
Willie Jacobsz
Tel +27 11 644-2460 Fa +27 11 484-0639
North America
Cheryl A Martin
Tel +303 796-8683 Fa +303 796-8293
Gold Fields Sues to Stop Harmony Offer in
the United States
Johannesburg, 5 November 2004 : Gold Fields Limited (GFI: JSE and NYSE) today announced that it has filed a complaint in the United States District Court for the Southern District of New York against Harmony Gold Mining Limited (HAR:JSE and HMY:NYSE) in connection with Harmony's coercive two-step offer for the shares of Gold Fields. The complaint alleges that Harmony has violated US securities laws and seeks to stop Harmony's unsolicited and hostile offer.
The complaint alleges that Harmony's early settlement offer, pursuant to which Harmony is seeking to acquire up to 34.9% of Gold Fields shares, is unlawful because the registration statement and related tender offer documents filed with the U.S. Securities and Exchange Commission are misleading, inaccurate and omit material information about Harmony and its coercive two-step offer structure.
The Gold Fields Board has initiated this law suit because it believes that Gold Fields shareholders are being forced to make a crucial investment decision without accurate and complete information about the offer structure and Harmony's plans if it gains control of Gold Fields. Gold Fields has asked the court to stop Harmony's offer until Harmony provides shareholders with all material information about its offer, and the Gold Fields shareholders have had adequate time to absorb and consider this new information
The Gold Fields Board believes that Harmony's offer does not fully value Gold Fields and recommends that Gold Fields shareholders reject Harmony's unsolicited and hostile offer and not tender their Gold Fields shares into the offer.
ends
In the United States, Gold Fields has filed a Solicitation/ Recommendation Statement with the US Securities and Exchange Commission (the "SEC") on Schedule 14D-9 and holders of the Gold Fields Ordinary Shares and American Depositary Shares are advised to read it as it contains important information. Copies of the Schedule 14D-9 and other related documents filed by Gold Fields are available free of charge on the SEC's website at http://www.sec.gov. Any documents filed by Harmony Gold Mining Company Limited, including any registration statement on Form F-4 (including any prospectus contained therein) and related exchange offer materials as well as its Tender Offer Statement on Schedule TO, will also be available free of charge on the SEC's website.
Directors: C M T Thompson* (Chairman), A J Wright (Deputy Chairman), I D Cockerill
(Chief Executive Officer),K Ansah
#
, G J Gerwel, N J Holland
(Chief
Financial Officer), J M McMahon
, G R Parker
, R L Pennant-Rea
, P J Ryan, T M G Sexwale, B R van Rooyen, C I von Christierson
*Canadian,
British,
American,
#
Ghanaian.
Corporate Secretary: C Farrel

The directors of Gold Fields accept responsibility for the information contained in this document. To the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information. Copies of this document are not being made available, and must not be mailed, forwarded, transmitted or otherwise distributed or sent in or into Australia, Canada, Japan, the Republic of Ireland or any other jurisdiction in which it is illegal to make the offer and persons receiving this document (including custodians, nominees and trustees) must not distribute, forward, mail, transmit or send it in or into or from Australia, Canada, Japan, the Republic of Ireland or any such other jurisdiction.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 5 November 2004
GOLD FIELDS LIMITED
By:
Name: Mr W J Jacobsz
Title: Senior Vice President: Investor
Relations and Corporate Affairs